June 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galmed Pharmaceuticals Ltd.

Registration Statement on Form F-3 (Registration No. 333-203133)

Acceleration Request

Requested Date: Wednesday, July 1, 2015

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galmed Pharmaceuticals Ltd. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). The Registrant hereby authorizes Scott A. Cowan, Esq. of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Scott A. Cowan of DLA Piper LLP (US) at 973-520-2554. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Scott A. Cowan via facsimile at 973-520-2574. Thank you for your assistance.

Very truly yours,

/s/ Allen Baharaff

Allen Baharaff

President and Chief Executive Officer

cc:	Via E-mail

Scott A. Cowan, Esq., DLA Piper LLP (US)

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